SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2021

Commission File Number: 001-31811

Woori Financial Group Inc.

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Approval of Board of Directors

Regarding the Stock Exchange with Woori Financial Capital Co., Ltd.

On May 21, 2021, the board of directors of Woori Financial Group Inc. (“Woori Financial Group”) passed a resolution to approve a stock exchange agreement with Woori Financial Capital Co., Ltd (“Woori Financial Capital”) to incorporate Woori Financial Capital as a wholly owned subsidiary of Woori Financial Group. On July 23, 2021, Woori Financial Group obtained the approval of its board of directors in lieu of holding a shareholders’ meeting for the stock exchange.

For more details about this stock exchange, please refer to the prior disclosures on the forms listed below.

•	Form 6-K on May 21, 2021, Notice of Record Date

•	Form 6-K on May 21, 2021, Report of a Material Event – Resolution regarding Stock Exchange

•	Form 6-K/A on May 24, 2021, Report of a Material Event – Resolution regarding Stock Exchange

•	Form 6-K on June 9, 2021, Notice of Small-Scale Stock Exchange

•	Form CB on July 14, 2021, Tender Offer/Rights Offering Notification Form

•	Form F-X on July 14, 2021, Appointment of Agent for Service of Process and Undertaking

* Remaining major events

•	Effective date of stock exchange : August 10, 2021(expected)

•	Listing of new shares of Woori Financial Group : August 27, 2021(expected)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Financial Group Inc.
(Registrant)

Date: July 23, 2021	By:	/s/ Sung-Wook Lee
(Signature)
	Name:	Sung-Wook Lee
	Title:	Senior Managing Director